Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gildan Activewear Inc. (“Gildan”)
600 Boul. De Maisonneuve West, 33rd floor
Montréal, QC H3A 3J2

Item 2	Date of Material Change

December 1, 2025.

Item 3	News Release

A news release relating to the material change referred to herein was disseminated on December 1, 2025 through Globe Newswire and filed on the same date on the System for Electronic Documents Analysis and Retrieval (“SEDAR+”) and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) under Gildan’s profile at www.sedarplus.ca and www.sec.gov, respectively.

Item 4	Summary of Material Change

On December 1, 2025 (the “Closing Date”), Gildan acquired HanesBrands Inc. (now known as HanesBrands LLC) (“HanesBrands”) through multiple steps, pursuant to an Agreement and Plan of Merger, dated as of August 13, 2025 (the “Merger Agreement”). The Merger Agreement was entered into by and among Gildan, Galaxy Merger Sub 2, Inc., a direct wholly owned subsidiary of Gildan (“Second Gildan Merger Sub”), Galaxy Merger Sub 1, Inc., a direct wholly owned subsidiary of Second Gildan Merger Sub (“First Gildan Merger Sub”), HanesBrands, Helios Holdco, Inc., a direct wholly owned subsidiary of HanesBrands (“HanesBrands Holdco”), and Helios Merger Sub, Inc., a direct wholly owned subsidiary of HanesBrands Holdco (“HanesBrands Merger Sub”).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Transactions

On the Closing Date, Gildan acquired HanesBrands through multiple steps on the terms and subject to the conditions set forth in the Merger Agreement. First, HanesBrands Merger Sub merged with and into HanesBrands (the “HanesBrands Merger”), with HanesBrands surviving the HanesBrands Merger as a direct wholly owned subsidiary of HanesBrands Holdco (“HanesBrands Merger Surviving Corporation”). Second, immediately following the HanesBrands Merger, HanesBrands Merger Surviving Corporation converted into a Maryland limited liability company (the “LLC Conversion”), and the name of HanesBrands was changed to HanesBrands LLC. Third, immediately following the LLC Conversion, First Gildan Merger Sub merged with and into HanesBrands Holdco (the “First Gildan Merger”), with HanesBrands Holdco surviving the First Gildan Merger as a direct wholly owned subsidiary of Second Gildan Merger Sub (“First Gildan Merger Surviving Corporation”). Fourth, immediately following the First Gildan Merger, First Gildan Merger Surviving Corporation merged with and into Second Gildan Merger Sub (the “Second Gildan Merger” and, together with the HanesBrands Merger, the LLC Conversion and the First Gildan Merger, the “Transactions”), with Second Gildan Merger Sub surviving the Second Gildan Merger as a direct wholly owned subsidiary of Gildan. As a result of the Transactions, HanesBrands became a wholly owned subsidiary of Gildan.

For purposes of this material change report, where applicable, after the consummation of the HanesBrands Merger, all references to HanesBrands, shares of common stock, par value US$0.01 per share, of HanesBrands (“HanesBrands Common Stock”), options to purchase shares of HanesBrands Common Stock granted under the HanesBrands’ 2020 Omnibus Incentive Plan (as amended, the “HanesBrands Equity Plan”) or as part of an inducement grant pursuant to the rules and regulations of the New York Stock Exchange (the “NYSE”) (“HanesBrands Options”), HanesBrands restricted stock units granted under the HanesBrands Equity Plan (“HanesBrands RSUs”), HanesBrands performance stock units granted under the HanesBrands Equity Plan (“HanesBrands PSUs” and, together with HanesBrands Options and HanesBrands RSUs, the “HanesBrands Equity Awards”) and the HanesBrands Equity Awards and other securities of HanesBrands shall be deemed, as applicable, to be references to HanesBrands Holdco, common stock, par value US$0.01 per share, of HanesBrands Holdco and the same securities and awards of HanesBrands Holdco, and all references to holders of HanesBrands Common Stock (“HanesBrands Stockholders”) shall be deemed to be references to stockholders of HanesBrands Holdco.

Treatment of HanesBrands Common Stock and HanesBrands Equity Awards

At the effective time of the First Gildan Merger (the “First Gildan Merger Effective Time”), each share of HanesBrands Common Stock outstanding immediately prior to the First Gildan Merger Effective Time (other than shares held by HanesBrands Holdco, Gildan or any of their respective subsidiaries, which were cancelled for no consideration in accordance with the Merger Agreement) was converted into the right to receive (a) 0.102 common shares of Gildan (“Gildan Common Shares”) and (b) US$0.80 in cash, without interest (collectively, the “Merger Consideration”), subject to applicable tax withholding. Accordingly, at the First Gildan Merger Effective Time, the holders of such shares of HanesBrands Common Stock ceased to have any rights as HanesBrands Stockholders, other than the right to receive the Merger Consideration.

On the Closing Date, Gildan paid the Merger Consideration for each share of HanesBrands Common Stock outstanding immediately prior to the First Gildan Merger Effective Time (other than the shares described above).

In addition, pursuant to the Merger Agreement, at the First Gildan Merger Effective Time:

a)	Each outstanding HanesBrands Option converted into an option to purchase a number of Gildan Common Shares (each, a “Gildan Option”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of HanesBrands Common Stock subject to such HanesBrands Option multiplied by (ii) the Equity Award Exchange Ratio (as defined below). The exercise price per share with respect to each Gildan Option will be equal to the quotient (rounded up to the nearest whole cent) of (A) the exercise price per share of HanesBrands Common Stock with respect to the related HanesBrands Option divided by (B) the Equity Award Exchange Ratio. Each Gildan Option will otherwise continue to be governed by the same terms and conditions as were applicable to the corresponding HanesBrands Option immediately prior to the First Gildan Merger Effective Time.

b)	Each outstanding HanesBrands RSU converted into a Gildan restricted stock unit (each, a “Gildan RSU”) denominated in a number of Gildan Common Shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of HanesBrands Common Stock subject to such HanesBrands RSU multiplied by (ii) the Equity Award Exchange Ratio.

c)	Each outstanding HanesBrands PSU converted into a Gildan RSU denominated in a number of Gildan Common Shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of HanesBrands Common Stock subject to such HanesBrands PSU based on the target level of performance multiplied by (ii) the Equity Award Exchange Ratio.

“Equity Award Exchange Ratio” means the sum of (a) 0.102 and (b) the quotient, rounded to two decimal places, obtained by dividing (i) US$0.80 by (ii) the average of the volume weighted averages of the trading prices of Gildan Common Shares on the NYSE on each of the 20 consecutive trading days ending on (and including) the trading day that is two trading days prior to the Closing Date.

Settlement of any Gildan RSU corresponding to a HanesBrands RSU or HanesBrands PSU will be made in Gildan Common Shares purchased by Gildan on the secondary market. Each Gildan RSU will otherwise continue to be governed by the same terms and conditions as were applicable to the corresponding HanesBrands RSU or HanesBrands PSU immediately prior to the First Gildan Merger Effective Time; provided that, in the case of any HanesBrands PSU, the performance-based vesting conditions shall no longer apply.

Delisting of HanesBrands

On the Closing Date, HanesBrands notified the NYSE of the consummation of the Transactions and of its intent to remove HanesBrands Common Stock from listing on the NYSE and requested that the NYSE (a) suspend trading of HanesBrands Common Stock on the NYSE and (b) file a Notification of Removal from Listing and/or Registration on Form 25 with the U.S. Securities and Exchange Commission to delist and deregister HanesBrands Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended. Accordingly, HanesBrands Common Stock will no longer be listed on the NYSE.

Financing

Gildan obtained financing to complete the Transactions, to refinance certain of HanesBrands’ existing indebtedness and to pay related fees and expenses (the “Financing”). The Financing consisted of a US$1.1 billion new term loan facility, which closed concurrently with closing of the Transactions, and a private offering of US$1.2 billion aggregate principal amount of senior unsecured notes of Gildan, which had closed earlier in the year on October 7, 2025, in addition to cash on hand and other sources available to Gildan. Neither the Financing nor the availability of any funds or other financing to Gildan was a condition to the consummation of the Transactions.

The foregoing description of the Merger Agreement and the Transactions does not purport to be complete, should be read in conjunction with, and is qualified in its entirety by reference to, the Merger Agreement, which is available on SEDAR+ and EDGAR under Gildan’s profile at www.sedarplus.ca and www.sec.gov, respectively.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Luca Barile
Executive Vice-President, Chief Financial Officer
(514)-735-2023

Item 9	Date of Report

December 5, 2025.